Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Wisconsin Energy Corporation

Filer’s Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: October 23, 2014

The following is a presentation used by Gale E. Klappa, Chairman and Chief Executive Officer of Wisconsin Energy Corporation, at an October 23, 2014 meeting with a group of officers and employees of Integrys Energy Group, Inc.

Integrys Leadership Meeting Gale Klappa October 23, 2014

WEC Energy Group A Look at the Future Why combining our two organizations makes sense: . In a consolidating industry, we will have greater scale, scope and technical depth . We will have wider geographic reach – serving nearly 4.4 million customers across four Midwestern states . We will become the majority owner – with a 60 percent stake – in American Transmission Company 2

WEC Energy Group A Look at the Future Why combining our two organizations makes sense: . With a strong balance sheet and positive free cash flow, we can fund our growth without issuing equity . We create a path that can allow us to remain industry leaders for years to come . The benefits to all our stakeholders are clear and compelling 3

WEC Energy Group Regulatory Approval Process . Illinois July 6, 2015 . Michigan February 17, 2015 . Minnesota Comments from state agencies filed on October 20, 2014 advising state PSC to assert jurisdiction . Wisconsin March 20, 2015 . U.S. Department of Justice First waiting period expires on October 24, 2014 . Federal Energy Regulatory Public comment period closed on Commission October 17, 2014 4

WEC Energy Group Internal Steps Planned . ‘Day 1 List’ being developed by joint TEG & WEC team . ‘Get to Know You’ meetings to begin in January 2015 . Working to identify directors who will join WEC board . Proxy materials being mailed to shareholders of both companies . Special meeting date set for November 21, 2014 5

WEC Energy Group A Look at the Future . One company . One team . Seven customer facing brands . All focused on: . Safety . Reliability . Customer satisfaction . Financial discipline . Delivering top quartile results on every meaningful measure 6

The Elements of Successful Leadership . Demonstrates . Integrity . Customer focus . Financial discipline . A sense of urgency . Takes personal responsibility for results . Can build effective teams / values teamwork . Is a good listener 7

. Can move quickly to the core of an issue . Has a bias to action . Makes sound business decisions in situations where 100 percent of the needed information is not available . Is willing to take on challenging assignments . Is a student of the business . Can translate experience into insight The Elements of Successful Leadership 8

Perspective on the Journey “Always in the big woods when you leave familiar ground and step off alone into a new place, there will be, along with the feelings of curiosity and excitement, a little nagging of dread. It is the ancient fear of the unknown, and it is your first bond with the wilderness you are going into.” Wendell Berry, naturalist 9

“Every small wilderness we enteroffers a chance to practice for the larger one that lies in all our futures.” Alice Steinbach Pulitzer Prize-winning journalist Perspective on the Journey 10

Cautionary Statement Regarding Forward-Looking Information This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this presentation could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this presentation are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this presentation. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this presentation (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. 11

Additional Information And Where to Find It The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger, Wisconsin Energy has filed with the Securities and Exchange Commission (“SEC”)a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys has mailed the joint proxy statement/prospectus to their respective shareholders and will file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus as well as other documents filed with the SEC when they become available, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at 200 East Randolph Street, Chicago, IL 60601. Participants in Solicitation This presentation is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger is set forth in the joint proxy statement/prospectus. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys' executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above. Non-solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 12